Exhibit 99.1

Nutrien AGM Circular 2023	1

Notice of Meeting

You are receiving this management proxy circular because you owned Nutrien shares as of the close of business on March 20, 2023 (the “record date”) and are therefore entitled to vote at our annual general meeting.

Management is soliciting your proxy for the annual meeting to be held on May 10, 2023.

This document tells you about the meeting, governance, executive compensation, other information and shareholder proposals at Nutrien. We have organized it into five sections to make it easy to find what you are looking for and to help you vote with confidence.

The annual meeting of shareholders of Nutrien Ltd. will be held:

Virtually via live online webcast at:

https://web.lumiagm.com/#/436138791 (password: nutrien2023)

When:

Wednesday, May 10, 2023

3:30 p.m. (Saskatoon time)

Items of Business

The following items of business will be covered, as more fully described in the accompanying management proxy circular:

1.   Receive our audited annual consolidated financial statements and the auditor’s reports thereon for the year ended December 31, 2022;

2.   Elect the directors;

3.   Re-appoint the auditor for the 2023 financial year;

4.   Vote on a non-binding advisory basis on a resolution to accept the Corporation’s approach to executive compensation; and

5.   Transact any other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

Who has the right to receive notice and vote

You are entitled to receive notice of and to vote at the meeting if you are a shareholder of record at the close of business on March 20, 2023.

Virtual format

This year, shareholders will be able to participate in our annual meeting virtually via live online webcast at https://web.lumiagm.com/#/436138791 (password: nutrien2023). Shareholders participating virtually will be able to make motions, raise points of order, submit questions and vote their shares while the meeting is being held. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting virtually as guests, but guests will not be able to vote or submit questions at the meeting.

Your vote is important

The accompanying management proxy circular includes important information about the meeting and the voting process. Please read it carefully and remember to vote.

To be used at the meeting, completed proxies must be returned to Computershare Investor Services Inc. (Computershare), Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or via internet at www.investorvote.com, no later than 3:30 p.m. (Saskatoon time) on May 8, 2023 or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

2	Nutrien AGM Circular 2023

Non-registered (beneficial) shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Shareholders who wish to appoint a third-party as their proxyholder (i.e., persons other than the persons designated by Nutrien on the form of proxy or identified on their voting instruction form (including a non-registered shareholder who wishes to appoint themselves as proxyholder)) must carefully follow the instructions in the management proxy circular and on their form of proxy or voting instruction form. If your proxyholder will be attending the meeting virtually, these instructions include the additional step of registering such proxyholder with our transfer agent, Computershare, after submitting their form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username that will act as their online sign-in credentials, which is required for them to vote at the meeting and, consequently, only being able to attend the meeting online as a guest. Non-registered shareholders located in the United States must also provide Computershare with a duly completed legal proxy if they wish to vote virtually at the meeting or appoint a third-party as their proxyholder.

Notice and access

We are using “notice and access” to deliver our meeting materials. Accordingly, this notice of meeting and the accompanying management proxy circular, and our audited annual financial statements for the financial year ended December 31, 2022, along with the related management discussion and analysis, have been posted on our website at www.nutrien.com/investors/notice-and-access and under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Notice and access gives shareholders more choice, allows for faster access to this circular, reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption. You will still receive a physical copy of the form of proxy if you are a registered shareholder or the voting instruction form if you are a beneficial shareholder in the mail so that you can vote your shares. However, you will not receive a physical copy of the circular. Instead, you will receive a notice explaining how to electronically access the circular, and instructions to request a physical copy.

Questions

If you have any questions or need assistance to vote, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by toll-free telephone in North America at 1-866-581-0507 or collect call at 1-416-867-2272 outside North America, or by email at contactus@kingsdaleadvisors.com.

By Order of the Board of Directors

Robert A. Kirkpatrick, K.C.

Corporate Secretary

March 20, 2023